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                             August 17, 2021

       Michael Hermansson
       Chief Executive Officer
       byNordic Acquisition Corp
       c/o Pir 29
       Einar Hansens Esplanad 29
       211 13 Malm  , Sweden

                                                        Re: byNordic
Acquisition Corp
                                                            Amendment No. 2 to
Form S-1
                                                            Filed July 20, 2021
                                                            File No. 333-248488

       Dear Mr. Hermansson:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Form S-1 filed July 20, 2021

       General

   1. Please revise your prospectus to describe the exclusive forum provision contained in
                                                        Section 9.3 of Exhibit
4.4. Additionally, please include risk factor disclosure regarding the exclusive forum
provisions in the warrant agreement. Your disclosure should state whether the provision
will apply to actions arising under the Securities Act or Exchange
                                                        Act. If the provision
will not apply to actions arising under the Securities Act or
                                                        Exchange Act, please
also ensure that the provision in the warrant agreement states this clearly.
 Michael Hermansson
byNordic Acquisition Corp
August 17, 2021
Page 2
Index to Financial Statements, page F-1

2. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.
       You may contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.



                                                          Sincerely,
FirstName LastNameMichael Hermansson
                                                          Division of
Corporation Finance
Comapany NamebyNordic Acquisition Corp
                                                          Office of Real Estate
& Construction
August 17, 2021 Page 2
cc:       Tamar Donikyan
FirstName LastName